Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                               Registration Statement File No:  333-33896

        On July 13, 2000, NiSource distributed the "New Direction" newsletter to its employees. The newsletter included news and information on NiSource's merger with Columbia. The text of the newsletter is set forth below.

                 TEXT OF "NEW DIRECTION" EMPLOYEE NEWSLETTER
                                JULY 13, 2000



   July 13, 2000                                             Vol. 1 No. 6
   ______________________________________________________________________



                            NEW DIRECTION [LOGO]



   * * * * * * * * * * * * * * * * * * * * * * *
   * INSIDE THIS ISSUE                         *
   *                                           *
   *   - A Look at the Customer                *
   *       Service Team                  Pg. 2 *
   *                                           *
   *   - Kentucky, Maine and Indiana           *
   *       Commissions OK Merger         Pg. 3 *
   *                                           *
   * * * * * * * * * * * * * * * * * * * * * * *


   PROJECT COMPASS REPORTS ON PHASE ONE

   Five Project Compass teams, comprised of more than 90 employees from 21 Columbia and NiSource companies during the last five weeks, have identified more than 60 opportunities for operating the combined company. These high-level opportunities stretch far beyond the approximately $100 million in cost savings that was targeted during preliminary due diligence, leveraging the continuous improvement efforts already underway at Columbia and NiSource companies.

   Preserving quality customer service and our commitment to environmental stewardship, promoting customer choice and ensuring the safety and reliability of the operating systems were the overriding principles of the teams as they went about their work.

   On June 29, leaders from each of the teams presented their ideas to Integration Committee members Steve Adik, Mike O'Donnell, Jim Abcouwer





   NEW DIRECTION                Vol. 1 No. 6                       PAGE 2
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   and Dennis McFarland. Project Compass leaders Mark Wyckoff and Steve
   Smith led the discussion. Also attending were distribution and transmission leaders Cathy Abbott, Pat Mulchay, Bob Skaggs and Jeff Yundt.

   "The teams have done a terrific job in a very short time -- plowing through reams of data from NiSource and Columbia companies to create a baseline of budgets, staffing and similarities and differences in operations," Adik said. "Everyone around the table appreciated the teams' work and the quality of the opportunities they identified."

   As Phase Two begins, these ideas will be more thoroughly developed and the interdependencies of the various opportunities across the organizations will be explored in greater detail. Phase Two kicks off this week and will last approximately eight weeks, or through Sept. 4. Additional representatives from both companies will be joining Project Compass. Teams will be working in various locations and potentially visiting multiple locations to collect data and view operations.


   NEALE ANNOUNCES TIMELINE FOR NEW NISOURCE

   NiSource CEO Gary Neale said that the first round of leaders for the new NiSource will be announced by Aug. 1. Neale expects to provide a high-level view of the organization when he names his direct reports for the new company. "This is my highest priority," Neale stated. "Over the next few weeks, I will continue to meet with all the candidates and refine the organizational structure and individual roles."

   These announcements are the first step in meeting a key objective of Project Compass' overall success -- that all employees will know their status, job, boss and role in achieving company strategy by Nov. 1.


   2 + 2 = 5!
   A LOOK AT THE CUSTOMER SERVICE/SALES AND MARKETING TEAM

   "Our team's goal is to ensure that we take advantage of synergies and leverage opportunities by offering products and services to customers that complement the energy commodity," explained NiSource's Peg Landini. "The greatest opportunity we've identified is to leverage the new NiSource's extensive customer base by capitalizing on the strength of the local brands."

   "We have identified and are currently pursuing good opportunities and are convinced that our combined capabilities are greater than the sum of their individual parts," said Columbia's Frank Marx. Landini's and Marx's comments were made during an interview conducted for NEW





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   DIRECTION with leaders of the Customer Service/Sales and Marketing
   Team for Project Compass.


   A True Team Effort
   ------------------

   Leveraging the strong asset base of 3.2 million gas-distribution customers is the focal point for this team of 16 people from across the NiSource and Columbia companies. The team is organized into three subteams: Customer Service; Sales & Marketing; and Revenue Cycle.

   Although they are working in subteams, the team members recognized early on that they needed to work as a coordinated group, since their areas overlapped. To ensure that the process moved forward in a complementary fashion, the team agreed to formally meet twice each week. Each Monday and Thursday, the group meets to discuss the team's progress and to plan next steps.

   In addition, to develop a foundation of teamwork and cooperation, the team set aside one evening per week for a social event. "The members of the team really checked their egos at the door. Getting to know each other as individuals has helped a lot. It's been great," concluded Marx.


   Customers Drive the Opportunities
   ---------------------------------

   "In the next five to 10 years, the energy marketplace will be transformed dramatically - this is a key time," said Marx. "With the scope of the new NiSource, we should be extremely well positioned to take full advantage of opportunities in the marketplace, especially distributed generation."

   According to Landini, each subteam is identifying opportunities not only to operate efficiently in the way the new NiSource provides service to our customers, but also to provide customers with higher levels of service and more choices. The team views technology as an enabler, rather than as an end in and of itself. "We need to understand the customers' needs and preferences and to be able to serve them through the most cost-effective delivery channel by which they want to be served. Technology is critical to achieving those goals," Landini said.





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   One Size Doesn't Fit All
   ------------------------

   When asked whether a one-size-fits-all approach would be recommended by the team, the leaders were quick to answer, "no." In fact, the opposite is true. The team believes that customization will need to occur based on local markets, regulatory factors and the customers' own preferences.

   Choice will continue to be emphasized and will fundamentally lay the groundwork for the new NiSource's ability to positively affect customers. Choice gives customers flexibility to make energy decisions and provides the company with the opportunity to offer a new slate of products and services.


   What's Next?
   ------------

   "In Phase One we identified opportunities that will be further explored during Phase Two," answered Landini. "We have a solid set of ideas, but no substantive decisions have been made at this point."

   During Phase Two, which begins this week, the teams will add clarity to the high-level concepts and design, getting into the details so that the opportunities to provide more and better service to our customers can become reality.


   The chart below provides an overview of each subteam's work during Phase One:





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
                                CUSTOMER SERVICE                     SALES AND MARKETING                    REVENUE CYCLE
                                ----------------                     -------------------                    -------------
       SCOPE             * Call center operations             * Sales organization                  * Meter reading
                         * Walk-in offices                    * Marketing organization              * Bill printing/distribution
                                                              * Economic development                * Remittance processing
                                                              * Product and service offerings       * Credit and collections
                                                              * Product delivery

       PROCESS           * Reviewed current as-is             * Reviewed current as-is              * Reviewed current as-is
                           organization                         organization                          organization
                         * Talked with subject-matter         * Talked with subject-matter          * Talked with subject-matter
                           experts within and outside the       experts within and outside the        experts within and outside
                           utility industry including best      utility industry including best       the utility industry
                           practice discussions with call       practice discussions with Sales       including best practice
                           centers from a global credit         Executives Council                    discussions with a regional
                           card company and a financial                                               Bell operating company on
                           services provider                                                          bill generation and
                                                                                                      printing

       SIMILARITIES      * Technology used                    * Focus on customers                  * Use much of the same
                         * Types of issues call centers       * Promote choice                        equipment
                           deal with                          * Emphasis on providing/selling       * Use same software to
                                                                complementary products and            generate bill form
                                                                services for mass markets           * Use same outsource vendor
                                                                                                      for some functions
                                                                                                      including Checkfree for
                                                                                                      electronic bill payment and
                                                                                                      presentation, Equifax for
                                                                                                      credit scoring and First
                                                                                                      Data Corporation for
                                                                                                      payment processing

       DIFFERENCES       * Different billing systems          * At NiSource, LDCs place             * Some software applications
                         * Availability of walk-in              emphasis on energy-related          * Credit and collections
                           services                             products and services while at        practices
                                                                Columbia that focus comes from
                                                                non-regulated subsidiaries
                                                              * Columbia LDCs focus sales
                                                                efforts on throughput

       OPPORTUNITIES     * More consistent approach to how    * Distributed generation and          * Leverage size and buying
                           we deliver service to our            other energy-related products         power to negotiate price
                           customers                            and services                          with vendors
                         * Integrated voice response          * Sharing knowledge about the         * Reduce bad-debt expense
                           technology and Web-based             customer and how to approach
                           solutions                            customers to provide them with
                                                                what they want
                                                              * Combined marketing power and
                                                                purchasing strength




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   KENTUCKY, MAINE AND INDIANA COMMISSIONS OK NISOURCE/COLUMBIA MERGER

   Regulatory agencies in Kentucky, Maine and Indiana have completed the necessary actions on the planned merger of the companies. Their actions bring the total to seven of nine states that have completed necessary actions on the merger.

   The Kentucky Public Service Commission (KPSC) approved the merger on June 30, subject to the consent of the merging companies and Columbia Gas of Kentucky (CKY) to certain commitments. Those consents were submitted to the KPSC July 6. KPSC stated that, as approved, the merger will have no impact on the base rates for CKY customers, nor will it create additional costs to them. CKY serves 141,000 natural gas customers, primarily in central Kentucky.

   Terms of the Kentucky approval include:

   *    maintaining the headquarters of CKY in Lexington;

   * continuing economic development efforts and community contributions at their present levels; and

   * tracking merger savings for consideration in CKY's next rate case, which is to be filed within 18 months of the completion of the merger.

   The Maine Public Utilities Commission (MPUC) approved the merger on June 30, subject to certain financial and operating conditions regarding Northern Utilities, Inc., a natural gas distribution unit of NiSource subsidiary Bay State Gas Company. Northern Utilities serves 24,000 customers in southern Maine communities.

   On June 23, the Indiana Utility Regulatory Commission (IURC) stated in a letter to the U.S. Securities and Exchange Commission (SEC) that the companies' proposed merger will not alter the IURC's jurisdiction over the activities of Northern Indiana Public Service Company (NIPSCO). The IURC said its opinion is based on the understanding that NiSource will operate NIPSCO as a separate subsidiary. A combination electric and natural gas distribution subsidiary of NiSource, NIPSCO serves more than 1 million energy customers in the northern third of Indiana.

   Final state-regulatory actions in the two remaining states, Pennsylvania and Virginia, are expected soon.





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                             REGULATORY PROCESS

                           STATE             COMPLETED
                    --------------------   ------------

                    Indiana                      X

                    Kentucky                     X

                    Maine                        X

                    Maryland                     X

                    Massachusetts                X

                    New Hampshire                X

                    Ohio                         X

                    Pennsylvania

                    Virginia

                    FERC (1)

                    SEC (2)

                    DOJ/FTC (3)

   (1)  Federal Energy Regulatory Commission
   (2)  Securities and Exchange Commission
   (3)  Department of Justice/Federal Trade Commission


   The following is included to conform with federal regulations:

        This publication contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any





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        obligation to publicly release any revisions to these
        forward-looking statements to reflect events or circumstances after the date of these stories.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.


                            ____________________

                            Questions, Comments?

            New Direction is published by Project Compass for all

          NiSource and Columbia employees. We welcome your comments

                               and questions.

               Give us a call at 877-236-2242 or e-mail us at
                         newdirection@nisource.com.